Contact

www.linkedin.com/in/mrdelgado (LinkedIn)

Top Skills

Private Equity
Leveraged Finance
Portfolio Management

Languages

English
Spanish

Mauricio Delgado

Co-Founder and CPO/CFO at Nada | Stanford University BS Computer Science, MBA | Former CEO, CFO, CPO at >$300mm revenue auto fintech company

Dallas, Texas, United States

Summary

Experienced professional with a history of building and growing innovative companies. Deeply skilled in strategic business development, Private Equity, venture capital, mergers & acquisitions, and fundraising across the technology spectrum, from software to consumer products. Passionate about using technology to enhance people's lives and advance humanity.

Experience

nada

Co-Founder, Chief Product & Financial Officer
June 2018 - Present (5 years 7 months)

Ganas Holdings

Chief Product and Strategy Officer
January 2019 - February 2020 (1 year 2 months)

Pacific Union Financial, LLC

Co-founder, Executive Vice President (Vámonos Credit)
July 2017 - June 2018 (1 year)

Investar Financial

Principal, Venture Capital
May 2016 - July 2017 (1 year 3 months)

Tricolor Auto Group, LLC

3 years

CEO
2014 - 2016 (2 years)

Chief Financial Officer
2013 - 2014 (1 year)

Highland Capital Management, L.P.
Director (fintech, energy investments)
2011 - 2013 (2 years)

Lehman Brothers
4 years 6 months

Vice President - Private Equity & Principal Investments
2009 - January 2011 (2 years)

Associate - Global Mezzanine Fund
2007 - 2009 (2 years)

Associate - Financial Sponsors Group
August 2006 - December 2007 (1 year 5 months)

Lehman Brothers
Associate - Leverage Finance
June 2005 - August 2005 (3 months)

Semantic Sciences
Software Engineer & Co-founder
March 2003 - August 2004 (1 year 6 months)

Stanford University
Research Associate - Computer Science Department
June 2002 - April 2003 (11 months)

Legato Systems (acquired by EMC)
Software Engineer
June 2001 - September 2001 (4 months)

Innetvations
Co-Founder, Managing Partner
1999 - 2001 (2 years)
Sunnyvale, CA; Monterrey, Mexico

Education

Stanford University, Graduate School of Business
Master of Business Administration - MBA · (2006)

Stanford University

Bachelor of Science - BS, Computer Science · (2002)